Mercedes-Benz Auto Lease Trust 2026-A
Investor Report
Collection Period Ended   30-Jun-2026

Amounts in USD

Dates

Collection Period No.	6			
Collection Period (from... to)	1-Jun-2026	30-Jun-2026		
Determination Date	13-Jul-2026			
Record Date	14-Jul-2026			
Payment Date	15-Jul-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Jun-2026	15-Jul-2026	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jun-2026	15-Jul-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	309,710,000.00	111,761,703.33	78,790,892.34	32,970,810.99	106.457044	0.254402
Class A-2A Notes	264,644,000.00	264,644,000.00	264,644,000.00	0.00	0.000000	1.000000
Class A-2B Notes	200,000,000.00	200,000,000.00	200,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	464,644,000.00	464,644,000.00	464,644,000.00	0.00	0.000000	1.000000
Class A-4 Notes	66,002,000.00	66,002,000.00	66,002,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,305,000,000.00**	**1,107,051,703.33**	**1,074,080,892.34**	**32,970,810.99**		
Overcollateralization	195,003,353.89	217,500,486.31	217,500,486.31			
Total Securitization Value	**1,500,003,353.89**	**1,324,552,189.64**	**1,291,581,378.65**			
present value of lease payments	738,431,273.82	579,590,543.87	552,228,613.39			
present value of Base Residual Value	761,572,080.07	744,961,645.77	739,352,765.26			

	Amount	Percentage
Initial Overcollateralization Amount	195,003,353.89	13.00%
Target Overcollateralization Amount	217,500,486.31	14.50%
Current Overcollateralization Amount	217,500,486.31	14.50%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	32,970,810.99	106.457044
Class A-2A Notes	3.830000%	844,655.43	3.191667	844,655.43	3.191667
Class A-2B Notes	3.943010%	657,168.33	3.285842	657,168.33	3.285842
Class A-3 Notes	3.930000%	1,521,709.10	3.275000	1,521,709.10	3.275000
Class A-4 Notes	3.970000%	218,356.62	3.308333	218,356.62	3.308333
Total		**3,241,889.48**		**$36,212,700.47**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,425,003,186.20**	**1,249,552,021.95**	**1,216,581,210.96**

Available 2026-A Collections		**Distribution on the Exchange Note**	
Lease Payments Received	27,443,222.47	(1) Total Servicing Fee	1,103,793.49
Net Sales Proceeds-early terminations (incl Defaulted Leases)	16,410,474.93	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	2,985,102.92	(2) Exchange Note Interest Distributable Amount (3.98%)	4,144,347.54
Excess wear and tear included in Net Sales Proceeds	15,374.92	(3) Exchange Note Principal Distributable Amount	32,970,810.99
Excess mileage included in Net Sales Proceeds	62,266.24	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	46,838,800.32		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	117,462.63	(5) Remaining Funds Payable	8,737,310.93
Total Available Collections	**46,956,262.95**	**Total Distribution**	**46,956,262.95**

Available Funds ABS Notes		**Distributions ABS Notes**	
Total Exchange Note Payments	37,115,158.53	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00	(2) Interest Distributable Amount Class A Notes	3,241,889.48
Total Available Funds	**37,115,158.53**	(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	32,970,810.99
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	902,458.06
		Total Distribution	**37,115,158.53**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,103,793.49	1,103,793.49	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,241,889.48	3,241,889.48	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	844,655.43	844,655.43	0.00
thereof on Class A-2B Notes	657,168.33	657,168.33	0.00
thereof on Class A-3 Notes	1,521,709.10	1,521,709.10	0.00
thereof on Class A-4 Notes	218,356.62	218,356.62	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,241,889.48	3,241,889.48	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	32,970,810.99	32,970,810.99	0.00
Principal Distribution Amount	32,970,810.99	32,970,810.99	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,008.38
Reserve Fund Amount - Beginning Balance	3,750,008.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,017.71
minus Net Investment Earnings	10,017.71
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,008.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,017.71
Net Investment Earnings on the Exchange Note	
Collection Account	107,444.92
Investment Earnings for the Collection Period	117,462.63

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,003,353.89	28,499
Securitization Value beginning of Collection Period	1,324,552,189.64	26,704
Principal portion of lease payments	15,576,116.19	
Terminations- Early	12,421,062.88	
Terminations- Scheduled	2,506,832.33	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,466,799.59	
Securitization Value end of Collection Period	1,291,581,378.65	26,324
Pool Factor	86.11%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.40%	10.40%
Weighted Average Remaining Term (months)	30.31	25.07
Weighted Average Seasoning (months)	9.92	15.11
Aggregate Base Residual Value	976,305,121.65	900,251,285.71
Cumulative Turn-in Ratio		45.42%
Proportion of base prepayment assumption realized life to date		195.13%
Actual lifetime prepayment speed		0.65%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,285,801,045.80	26,222	99.55%
31-60 Days Delinquent	3,994,444.55	68	0.31%
61-90 Days Delinquent	1,181,086.47	24	0.09%
91-120 Days Delinquent	604,801.83	10	0.05%
Total	1,291,581,378.65	26,324	100.00%

Delinquency Trigger			**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.138%
Delinquency Trigger occurred			No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	2,193,370.76	43	12,096,687.10	229
Liquidation Proceeds	1,767,527.41		10,760,988.01	
Recoveries	243,987.08		739,339.87	
Principal Net Credit Loss / (Gain)	181,856.27		596,359.22	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.167%	
Prior Collection Period	0.192 %	
Second Prior Collection Period	0.067 %	
Third Prior Collection Period	0.398 %	
Four Month Average	0.206%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.040%

Average Net Credit Loss / (Gain)   2,604.19

	Current		Cumulative	
Residual Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	15,201,324.04	337	87,536,468.41	1,942
Sales Proceeds and Other Payments Received	17,194,142.98		98,535,877.09	
Residual Loss / (Gain)	(1,992,818.94)		(10,999,408.68)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.828)%	
Prior Collection Period	(1.280%)	
Second Prior Collection Period	(1.595%)	
Third Prior Collection Period	(1.450%)	
Four Month Average	(1.538)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.733)%

Average Residual Loss / (Gain)   (5,663.96)